BD 3/28



UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response	12.00

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2007 210 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Online Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10200 Waterville St.
(No. and Street)

Whitehouse	OH	43571
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Overy 419-482-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Brokerage Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
MARGARET WALKER
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
August 04, 2010

Notary Public

Kevin Overy Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Online Brokerage Services, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2006

Table of Contents


MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Online Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Online Brokerage Services, Inc. (a subsidiary of OBS Holdings, Inc.) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Brokerage Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced losses from operations, has not yet reached monthly profitability, does not have a credit facility and is in the process of raising additional capital. These and other conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do include any adjustments that might result from the outcome of these uncertainties.


MIRA+KOLENA

Certified Public Accountants & Consultants

Board of Directors
Online Brokerage Services, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 27, 2007

Online Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Current assets:	
Cash	$ 211,282
Accounts receivable:	
Affiliated parties	210,414
Clearing firms	33,027
Other	7,173
	250,614
Prepaid expenses	54,144
Total current assets	516,040
Property and equipment:	
Equipment and software	277,610
Less accumulated depreciation	171,349
Net property and equipment	106,261
Other assets - deposits:	
Clearing firms	60,618
Other	1,000
	61,618
Total assets	$ 683,919
Liabilities and Stockholder's Equity	
Current liabilities:	
Note payable	$ 15,806
Accounts payable	33,027
Accrued liabilities:	
Commissions	51,236
401(k) contributions	3,366
Other	27,072
	81,674
Current portion of long-term debt	6,614
Total current liabilities	137,121
Long-term debt, net of current portion	21,121
Stockholder's equity:	
Common stock, no par value; 1 share authorized and issued	647,759
Paid-in capital	304,128
Retained earnings (deficit)	(426,210)
Total stockholder's equity	525,677
Total liabilities and stockholder's equity	$ 683,919

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Operations

Year Ended December 31, 2006

Revenues:	
Commissions	$2,540,898
Rental income	500
Interest and other	9,335
Total revenues	2,550,733
Expenses:	
Commissions	1,517,082
Data charges	362,369
Salaries and wages	303,991
Clearing charges	134,962
Payroll taxes	134,474
Insurance	81,904
Professional fees	74,123
Licenses	55,165
Rent	48,708
Depreciation	43,408
Miscellaneous	39,332
Office supplies	37,058
Maintenance	27,433
Utilities	25,760
Telephone	22,333
Employee benefits	15,062
Advertising	9,556
State and local taxes	8,294
Postage and delivery	7,014
Outside services	5,194
Interest	4,604
Travel and entertainment	4,548
Exchange fees	3,530
Compliance	3,375
Computer	3,329
Memberships	2,795
Training	1,037
Printing and reproduction	503
Total expenses	2,976,943
Net loss	$ (426,210)

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (426,210)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation	43,408
Changes in assets and liabilities:	
Accounts receivable	128,906
Prepaid expenses	29,286
Deposits	11,882
Accounts payable	(2,722)
Accrued liabilities	(223,078)
Net cash used in operating activities	(438,528)
Cash flows from investing activities:	
Capital expenditures	(29,470)
Net cash used in investing activities	(29,470)
Cash flows from financing activities:	
Proceeds from sale of common stock	202,400
Contributions to capital	304,128
Payments on note payable - net	(16,449)
Payments on long-term debt	(10,690)
Net cash provided by financing activities	479,389
Net decrease in cash	11,391
Cash at beginning of year	199,891
Cash at end of year	$ 211,282
Supplemental cash flow disclosures:	
Cash paid during the period for interest	$ 4,604
Non-cash financing and investing transactions:	
Insurance premiums financed under note payable	$ 28,031
Property and equipment and capital lease obligations transferred to affiliated company	$ 32,271

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Balance at December, 31 2005	$4,289,746		$ (90,000)	$ (3,754,387)	$445,359
Recapitalization of Company, effective January 1, 2006	(3,844,387)		90,000	3,754,387	-
Proceeds from sale of common stock	202,400				202,400
Contributions to capital		$304,128			304,128
Net loss				(426,210)	(426,210)
Balance at December 31, 2006	$ 647,759	$304,128	$ -	$ (426,210)	$525,677

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Online Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, although it is expanding nationwide with increased marketing efforts.

In November 2005, the Company formed OBS Financial Services, Inc. ("OBSFS"), a wholly-owned subsidiary of the Company, which operates as a registered investment advisor for its clients which were transferred from the Company, effective January 1, 2006. No assets or liabilities were transferred to OBSFS or business activity occurred in 2005. Total assets and liabilities totaling approximately $32,000 were transferred to OBS in exchange for 100% of the common stock of OBSFS which was reflected as of January 1, 2006, and considered to be part of OBS Holdings, Inc. (see below) for the entire 2006 year.

In April 2006, the Company changed its name to OBS Holdings, Inc. In May 2006, a subsidiary of the Company was formed, OBS BD, Inc. ("BD") and net assets from the Company totaling $647,759 were transferred to BD in exchange for 100% of the common stock of BD. In December 2005, BD changed its name to Online Brokerage Services, Inc. As a result, these financial statements reflect the activity of the broker dealer for the entire 2006 year and as filed with the National Association of Securities Dealers regardless of the corporate form. All changes in the capital structure of these entities were reflected as of January 1, 2006 and the Company and OBSFS are wholly-owned subsidiaries of Holdings.

Basis of Presentation and Going Concern

As shown in the accompanying financial statements, the Company incurred a loss of $426,210 for the year ended December 31, 2006. While the Company has $211,282 of cash at December 31, 2006, the Company has experienced recurring operating losses, does not have a credit facility and has not achieved monthly profitability. These factors raise substantial doubt about the Company's ability to continue as a going concern at December 31, 2006. Management has developed a plan to increase revenue and achieve profitable operations, including seeking strategic partners, acquisitions and/or additional capital. The Company has increased revenue over the past year, expanded into new markets and has certain proprietary intellectual property which is not valued in the accompanying balance sheet. The ability of the Company to continue as a going concern is dependent on the success the plan. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

1. Summary of Significant Accounting Policies - continued

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if recorded on a trade date basis.

Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment, which includes amortization of capital leases, is computed using primarily the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $9,556 for the year ended December 31, 2006.

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with National Financial, LLC ("National Financial") and Penson Financial Services, Inc. ("Penson") whereby customers' accounts are cleared and carried by these clearing organizations. The remaining agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by the respective clearing organizations at December 31, 2006, which are included in deposits in the accompanying statement of financial condition, as follows.

2. Clearing Arrangements - continued

National Financial	$ 35,000
Penson	25,618
	$ 60,618

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. In addition, these obligations are guaranteed by certain shareholders/officers. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Debt

Note Payable

At December 31, 2006, the Company has a note payable for premiums financed related to an insurance policy which totals $15,806 due $3,238 monthly with interest at 9.3% through May 2007. The original obligation was allocated between the Company and OBS.

Long-Term Debt

Long-term debt at December 31, 2006 consists of the following:

Obligation under capital lease, due $491 monthly through December 2010 including interest at 11.5%, secured by equipment	$ 18,085
Obligation under capital lease, due $304 monthly through February 2010 including interest at 11.5%, secured by equipment	9,650
	27,735
Less current portion	6,614
Long-term debt	$ 21,121

The above leases are guaranteed by certain shareholders. As of January 1, 2006, assets with a net book value of approximately $32,000 and related lease obligations of a similar amount were transferred to OBSFS. OBSFS has agreed to assume its portion of this obligation (50%); however, the Company could be contingently liable under these obligations with the leasing companies which total approximately $28,000 at December 31, 2006. In addition, the Company, in November 2005, entered into certain lease obligations which are considered to be lease obligations of Holdings (see Note 7). Annual maturities of long-term debt at December 31, 2006 for the next five years are as follows: 2007 - $6,614; 2008 - $7,426; 2009 - $8,336; and 2010 - $5,700.

4. Capital Leases

Future annual minimum lease payments under the capital lease obligations at December 31, 2006 are as follows:

2007	$ 9,533
2008	9,533
2009	9,533
2010	6,013
Total minimum lease payments	34,612
Less amounts representing interest	6,877
Present value of net minimum lease payments, included in long-term debt	$ 27,735

5. Common Stock

During 2006, Holdings offered for sale 46 units for $25,344 per unit, or a total of $1,165,824, under a Private Placement Memorandum (dated June 23, 2006). Holdings sold 22 units for $709,280 which included sale of 8 units under a prior offering. Each unit sold after June 23, 2006 represented 288 shares ($88 per share) of Holdings common stock. This offering will terminate on June 23, 2007. In prior years, Holdings (and its predecessor) also sold shares of common stock under previous Private Placement Memorandums which had different terms, prices and conditions. As units are sold under this offering, 50% of the proceeds are contributed to the Company ($304,108 was contributed by Holdings in 2006) and 50% is contributed to OBSFS, except for the sale of 4 units for $101,376 whereby all of the capital was contributed to the Company.

6. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes and recording a valuation allowance related to deferred tax assets. Deferred income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

At December 31, 2006, deferred income taxes (assuming a 25% tax rate) are related to the following:

Deferred income tax assets:	
Net operating loss carryforwards	$ 658,000
Organization costs	-
Total deferred income tax assets	658,000
Valuation allowance	(658,000)
Net deferred income tax asset	$ -

6. Income Taxes - continued

At December 31, 2006, the Company has net operating loss carryforwards of approximately $2,630,000 which expire through the year 2026. However, since the ultimate realization of net deferred income tax assets is dependent upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $658,000 at December 31, 2006. The valuation allowance increased by approximately $102,000 in 2006 to offset an equivalent deferred tax benefit related to the net operating loss carryforward.

7. Related Party Transactions and Lease Commitments

In November 2005, the Company and an affiliated company, Midwest Trades, entered into two lease transactions for computer hardware and software. These leases have monthly payments of $3,811 extending to October 2008 and, with the corporate restructuring, are considered to be leases of Holdings. As the legal entity party to the lease is Holdings and all of the computer hardware and software is used by OBFS, these leases are not reflected in these financial statements

In January 2006 in conjunction with the separation of the registered investment advisor operations, the Company and OBSFS entered into an expense sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance and insurance are allocated on a 50% basis to each entity. Most payroll costs are charged directly to the applicable company; however, certain payroll costs are allocated to each company. At December 31, 2006, the Company has advanced $214,414 to OBSFS.

In January 2006, the Company entered into a long-term lease for a new office facility with a related party, Overy-Campbell Properties, LLC ("Properties"). Total rent expense was $48,707 in 2006 and was $43,323 under this lease. This lease requires monthly payments of $5,000 through December 2016. Future annual minimum rentals under these and other long-term leases total $540,000 and are as follows: 2007 - $60,000; 2008 - $60,000; 2009 - $60,000; 2010 - $60,000; 2011 - $60,000; and 2012 and thereafter - $240,000.

In December 2003, the Financial Accounting Standards Board (FASB) issued revised FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities" which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has adopted FIN 46 in these financial statements and has determined that through its relationships with OBSFS, Properties and Midwest Trades they are considered to be variable interest entities. The Company has also determined that it is not the primary beneficiary of OBSFS, Properties and Midwest Trades. As a result of its business arrangements, management agreement and lease agreement with these entities, management does not expect the Company to absorb any losses related to other operating activities of these entities. Summarized condensed financial information for these entities as of and for the year ended December 31, 2006 is as follows:

7. Related Party Transactions and Lease Commitments - continued

	OBSFS	Properties and Midwest Trades	Total
Assets	$ 850,295	$2,412,697	$3,262,992
Liabilities	$ 968,655	$2,464,188	$3,432,843
Members' equity (deficit)	$ (118,360)	$ (51,491)	$ (169,851)
Revenues	$1,961,162	$ 450,964	$2,412,126
Net income (loss)	$ (371,800)	$ 133,855	$ (237,945)

8. 401(k) Plan

The Company has a 401(k) Plan which covers all employees who meet eligibility requirements. The Plan provides for a matching Company contribution up to a maximum amount of 3% of an employee's compensation. The Company contributed approximately $14,800 to the plan for the year ended December 31, 2006.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $60,000 of net capital. The Company had net capital of $146,685 and an aggregate indebtedness ratio of 1.08 to 1 at December 31, 2006.



SUPPLEMENTAL INFORMATION

Online Brokerage Services, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2006

(See Independent Auditors' Report)

Net capital:	
Total stockholders' equity	$ 525,677
Deductions of nonallowable assets:	
Prepaid expenses	54,144
Other unsecured receivables	217,587
Other assets	1,000
Net property and equipment	106,261
Total deductions	378,992
Net capital	$ 146,685
Aggregate indebtedness	$ 158,242
Computation of basic net capital - minimum net capital required	$ 50,000
Excess net capital	$ 96,685
Ratio - aggregate indebtedness to net capital	1.08

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31):	
Net capital as reported in Company's Part II (unaudited)	$ 212,817
Decrease in commission expense	16,238
Increase in accounts payable	(33,026)
Increase in accrued liabilities	(22,041)
Increase in unallowable accounts receivable and other	(27,303)
Net capital per above	$ 146,685

Online Brokerage Services, Inc.

Computation For Determination of
Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

(See Independent Auditors' Report)

Online Brokerage Services, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.


MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Online Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Online Brokerage Services, Inc. for the for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Online Brokerage Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


MIRA+KOLENA
Certified Public Accountants & Consultants

Board of Directors
Online Brokerage Services, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
February 27, 2007

END